OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Smart Snow Solutions LLC

2190 S W 195 AVENUE
MIRAMAR, FL 33029

www.snowsolution.net


© Smart Snow Solutions

100000 units of Class C Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 shares of Class C Units ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 100,000 shares of Class C Units ($10,000)

Company	Smart Snow Solutions LLC
Corporate Address	2190 S W 195 Avenue
Description of Business	Smart Snow Solutions LLC intends to be a manufacturer using 3D printing to produce the remote control snow remover. The company will be designing and deploying our product called the Snowmax. The company was formed in April 2017 in Florida and Gregory Campbell, owner of the company, has received a Utility Patent (ID# 8402679) which he intends to licence to the company. Our plans are to sell to the Snowbelt in the United States and eventually take our product global. The product Snowmax is in the idea stage as we have 3D drawings and are working to build the prototype based on the utility patent awarded to Gregory Campbell. The Snowmax will be a cloud control snow remover with a software application accessible by iOS, Android and Website Desktop. The Snowmax will remove snow and you will never need to go out into the freezing temperatures to clean your walkway or driveway. The convenience of removing snow from the comfort of your home is our unique differentiator.
Type of Security Offered	Class C Units
Purchase Price of Security Offered	$ 0.10
Minimum Investment Amount (per investor)	$250.00

Perks*

Invest $500+ - Receive $100 discount on your purchase of one Snowmax

Invest $1,000+ - Receive $200 discount on your purchase of one Snowmax

Invest $2,500+ - Receive $300 discount on your purchase of one Snowmax

"*All perks occur after the offering is completed."

The 10% Bonus for StartEngine Shareholders

Smart Snow Solutions, LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 2500 shares of Class C Units at $.10 / share, you will receive 250 Class C Units bonus shares, meaning you'll own 2750 shares for $250.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The product Snowmax is in the idea stage as we have 3D drawings and are working to build the prototype based on the utility patent.

Utility Patent number(ID# 8402679) is owned by one of the founders of Smart Snow

Solutions Mr. Gregory Campbell.

Smart Snow Solutions LLC is a manufacturer using 3D printing to produce the remote control snow remover. The company will be designing and deploying our product called the Snowmax. The company was formed in April 2017 in Florida. Our plans are to sell to the Snowbelt in the United States and eventually take our product global.

The Snowmax will be a cloud control snow remover with a software application accessible by iOS, Andriod and Website Desktop. The Snowmax will remove snow and you will never need to go out into the freezing temperatures to clean your walkway or driveway. The convenience of removing snow from the comfort of your home is our unique differentiator.

Sales, Supply Chain, & Customer Base

An estimate in our first full year of operations is 45k to 50k units sold. Snow solutions LLC will manufacture snowmax (A cloud control snow remover) in the northeast to take advantage of the the heavy snowfall. Snow solutions will supply snowmax to the regional distributors in the area. Our customers are schools, hospitals, industrial sites and the people who must shovel snow two hours early before they go to work snowmax will clear the walkway or driveway in minutes.Snow Solutions LLC customer base are the people who must shovel the snow in the freezing temperatures two hours early before they go to work.

Smart Snow Solutions by the numbers:

1. Sell 28,613 units in first year of full production.

2. Price $3,495 per unit

3. Sell in Northeast Markets

4. Sell Totals: $100,002,435

5. Cost to produce and sell $42,776.43

5A. Build $1,000. Shipping $195. Labor $300 per unit. Total cost $1,495

6. Net Profit $57,226,005 million

6. Raise 12,000 unit production annually to 40,613 in three years, then another production raise in five years to 50,613 to five years projected net income (before taxes) at $176,892,435 million at year five.

Smart Snow Solutions Expanded Financials

1. Establish two production lines at the first plant in Baltimore Maryland in order to produce 50k

thousand snow remover machine annually using 3D printing, with projected net income (before taxes) in excess of $100 million.

2. Expand production annually by opening a plant with two additional lines of production each year for years two through five.

3. Achieve targeted market share of 0.15% in the first production year to 0.75% by the end of year five.(3 million snow remover machines are manufacture and sold annually in the U.S.)

4. First year projected market share of .015% is expected to bring net profits of $10 million (before taxes), and 0.75% of the market share in year five is projected to bring net profits of $ 176,892,435 million. Accumulated profits (before taxes) are projected to be $196.500 million for the first five years of production.

4A. Cost to produce 50 thousand units in year five $ 74,750,000.

5. Snow Solutions will take advantage of the acute need for solutions to America's snow removal problems, and establish plants in different locations in the snow belt where snow is abundant, while taking advantage of benefits and subsidies offered by different State Government programs for the removal of snow.

6. Develop foreign markets, through licensing agreements, especially in Europe where similar snow removal problems exist and ship snowmax from the Baltimore Dundalk location.

*Source of statics IBIS World Industry Research Reports

Competition

Our competitors are John Deer, Toro, Douglas Dynamics, Meyer Products their products require strength to start the snow remover machine because it has a gasoline engine and a pulley similar to a lawn mower you must walk behind the snow remover machine in the freezing temperatures to clean your walkway or driveway. Snowmax has an electric motor easy to start a computer control panel mounted on snowmax with the access to the downloaded application. Operate snowmax in the comfort of your own home never going out into the freezing temperatures.

Liabilities and Litigation

Snow Solutions LLC is not involved any liabilities or litigation.

The team

Officers and directors

Gregory Campbell II	Founder, CEO, Director and Corporate Communication Officer and Manager
Gregory	Founder, President and Director

Campbell	

Gregory Campbell II
Customer Service for Walmart Stores from 2014 to present working part time at 32 hours bi-weekly (primary position). Founder of Smart Snow Solutions, currently working for the company 15 hours a week. Started working with Smart Snow Solutions on April 17, 2017 my plans are to work 40 hours full time for Smart Snow Solutions upon funding.

Gregory Campbell
Mercedes Benz of Miami Master Certified salesperson 2003 to present (primary position). Founder of Smart Snow Solutions,Started working with Smart Snow Solutions on April 17, 2017 currently working for the company for 20 hours a week. Plans to work 40 hours full time for Smart Snow Solutions upon funding.

Number of Employees: 2

Related party transactions

The Smart Snow Solutions LLC has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The patents and other intellectual property could be unenforceable or ineffective as a company this risk is realized.** Utility Patent number 8402679 is owned by one of the founders of Smart Snow Solutions Mr. Gregory Campbell and not the company itself. The patent has not yet been licensed to the Company but Gregory Campbell intends to do so. Therefore, as of today, the company has no right to the patent. Regardless, one of Snow Solutions LLC most valuable assets is its intellectual property. We currently hold an Internet domain name. We believe the most valuable component of our intellectual property portfolio is our potential licence of the patent and that much of the Company's current value depends on the strength of this patent. The Company intends to continue to file patent applications and build its intellectual property portfolio as we discover new technologies related to the cloud control snow remover machine.
- **There are several potential competitors who are better positioned than we are to take the majority of the market but they are not better technology advance** We will compete with larger,more established companies such as, John Deer/Toro who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the remote cloud control snow remover developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that

competition will intensify.

- **This is a brand-new company Smart Snow Solutions LLC** Smart Snow Solutions LLC has no history, no clients, no revenues. It has no operations nor product and is only at the idea stage. If you are investing in this company, it's because you think the snowmax is a good idea, that the intellectual property rights to the snowmax is secure, that we will be able to successfully market, manufacture and sell the snowmax, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any remote cloud control snow removers and we plan to market a cloud control snow remover that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations ASAP.** We estimate that we will require at least $1.07 million to commence commercial production of the snowmax(remote cloud control snow remover machine). We believe that we will be able to finance the commercial production of a cloud control snow remover through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Our financial review includes no going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time. However we are confident we will go on for a reasonable period of time because we have a far superior patented product.
- **Any valuation at this stage is pure speculation at this time.** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven unit prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.
- **Our business projections are only estimates at this time.** There can be no assurance that the company will meet those projections. There can be no assurance that the Smart Snow Solutions LLC (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and snowmax has priced the services at a level that allows the company to make a profit and still attract business.
- **Uncertain Risk** An investment in the Company (also referred to as “we”, “us”,

"our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Transfer Rights** Any unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the unit that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **Undercapitlization** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.
- **Online Risks** As an internet-utilizing business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the platform or in its computer systems could reduce the attractiveness of the software platform and result in a loss of investors and companies interested in using our platform. Further, we may rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our software could harm our reputation and materially negatively impact our financial condition and business.
- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose

subscription agreements have been accepted will become our unitholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our unitholders and will have no such right

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Gregory Campbell, 51.0% ownership, Class A Units
- Gregory Campbell II, 49.0% ownership, Class A Units

Classes of securities

- Class A Units: 10,000,000

Voting Rights

Smart Snow Solutions LLC - The holders of shares of the Smart Snow Solutions LLC Class A units are entitled to ten votes for each share held of record on all matters submitted to a vote of the unitholders.

Rights to Receive Liquidation Distributions

Smart Snow Solutions LLC - In the event of our liquidation, dissolution, or winding up, holders of Class A units are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

Smart Snow Solutions LLC - The rights, preferences and privileges of the holders of the company's Class A units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B or C units, and any additional classes of preferred units that we may designate in the future.

Restriction on Transfer

Except as provided in Section 8.4 of the Operating Agreement, no transfer of a Unitholder's Interest (including the transfer of any rights to receive or share in profits, losses, income or the return of contributions) will be effective unless and until written notice (including the name and address of the proposed purchaser, transferee, or assignee and the date of such transfer) has been provided to the Company.

K-1

Smart Snow Solutions LLC - The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class B Units: 0

Voting Rights

Smart Snow Solutions LLC - The holders of shares of the Smart Snow Solutions LLC Class B units are entitled to one vote for each share held of record on all matters submitted to a vote of the unitholders.

Rights to Receive Liquidation Distributions

Smart Snow Solutions LLC - In the event of our liquidation, dissolution, or winding up, holders of Class B units are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

Smart Snow Solutions LLC - The rights, preferences and privileges of the holders of the company’s Class B units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A or C units, and any additional classes of preferred units that we may designate in the future.

Restriction on Transfer

Except as provided in Section 8.4 of the Operating Agreement, no transfer of a Unitholder’s Interest (including the transfer of any rights to receive or share in profits, losses, income or the return of contributions) will be effective unless and until written notice (including the name and address of the proposed purchaser, transferee, or assignee and the date of such transfer) has been provided to the Company.

K-1

Smart Snow Solutions LLC - The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class C Units: 0

Voting Rights

Smart Snow Solutions LLC - The holders of shares of the Smart Snow Solutions LLC Class C units are not entitled to vote on any matter except as required under applicable law.

Rights to Receive Liquidation Distributions

Smart Snow Solutions LLC - In the event of our liquidation, dissolution, or winding up, holders of Class C units are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

Smart Snow Solutions LLC - The rights, preferences and privileges of the holders of the company's Class C units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A or B units, and any additional classes of preferred units that we may designate in the future.

Restriction on Transfer

Except as provided in Section 8.4 of the Operating Agreement, no transfer of a Unitholder's Interest (including the transfer of any rights to receive or share in profits, losses, income or the return of contributions) will be effective unless and until written notice (including the name and address of the proposed purchaser, transferee, or assignee and the date of such transfer) has been provided to the Company.

K-1

Smart Snow Solutions LLC - The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of Class C units, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. In our Company, the class and voting structure of our units has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding Smart Snow Solutions LLC. As a holder of the Class C units, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of Smart Snow Solutions LLC or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a unit offering, employees exercising unit options, or by conversion of certain instruments into units.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows **(numbers are for illustrative purposes only, and are not based on this offering):**

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the prototype and deployment of snowmax, which we do not anticipate occurring until late 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation because of limited overhead, no office or warehouse to lease or rent.

Major anticipated expenses are based on:

Hardware / Software Engineer hire: $50k

3D Printing Prototype Build: $550k

Materials for Prototype Build: $100k

Major expense cost total: $700k

Financial Milestones

The Smart Snow Solutions LLC has no operating history, it is only at the idea stage.

1. The company is investing for continued growth of the brand and the expansion of

production facilities.

2. The company first priority is to secure a plant and equipment using 3D printing to begin manufacturing snowmax (the remote control snow remover) using several materials. Several sites are currently under consideration in the area of the port of Balitmore Dundalk area. 3D manufacturing tech-nicks will minimize delivery time and expense which would simplify customization. The company will use the initial site for manufacturing, inventory storage, and order assembly. This facility has a projected opening in the fall of 2019.

3. The company will pursue sales both through distributors and other manufactures of snow removal products (B2B) as well as direct sales to individual, corporate and municipal clients (B2C). Initial sales efforts will focus on areas that regularly received heavy snowfall.

4. As sales volume dictates, the company will open at least two additional plants one in the northeast and one in the Midwest, before pursuing further expansion through franchising, generating additional revenue through franchise fees, equipment brokerage, and training services.

Smart Snow Solutions projected numbers: we anticipate Selling 28,613 units in first year of full production. We anticipate to be profitable within our first year of production.

Smart Snow Solutions Expanded Financials

1. Establish two production lines at the first plant in Baltimore Maryland in order to produce 50 thousand snow remover machines annually using 3D printing, with projected net income (before taxes) in excess of $176 million.

2. Expand production annually by opening a plant with two additional lines of production each year for years two through five.

3. Achieve targeted market share of 0.15% in the first production year to 0.75% by the end of year five (3 million snow remover machines are manufacture and sold annually in the U.S.)

4. First year projected market share of .015% is expected to bring net profits of $10 million (before taxes), and 0.75% of the market share in year five .

4A. Cost to produce 50 thousand units $74,750,000 million.

5. Snow Solutions will take advantage of the acute need for solutions to America's snow removal problems, and establish plants in different locations in the snow belt where snow is abundant, while taking advantage of benefits and subsidies offered by different State Government programs for the removal of snow.

6. Develop foreign markets, through licensing agreements, especially in Europe where similar snow removal problems exist and ship snowmax from the Baltimore Dundalk location.

*Source of statics IBIS World Industry Research Reports

Liquidity and Capital Resources

The proceeds from this offering will be used to meet the start-up marketing, and operational expenses of the company. Depending on the amount raised, they may also be used in conjunction with the acquisition of capital equipment and production facilities, as well as further development of the company's product line. The company plans to operate production facilities in the Northeast region of the U. S. expansion will proceed both nationally and globally through franchising. We will seek to continue to raise capital up to $ 1,070,000 under crowdfunding offerings, equity or debt issuance, or any other method available to the company. The company is seeking to raise a minimum of $ 10,000 and up to $ 107,000 (over-allotment) in this offering through regulation crowdfunding.

If we reach our (over-allotment) amount, funds raised may also be used in conjunction with the acquisition of capital equipment and production facilities, as well as further development of the company's product line.

Additional U. S. and international investors may provide capital for start-up expenses, research and development expenses, capital expenditures, operating expenses, and other financial requirements.

If the company raises at least $ 10,000but not the full target amount, it will use the money for marketing and operations while pursuing other avenues for funding, including debt issuance, equity, or other methods open to the company.

The Smart Snow Solutions LLC requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance's, or any other method available to the company.

Indebtedness

The Smart Snow Solutions LLC has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$1,000,000.00

The Company has based this opinion on the strength of the intellectual property, potential for a licence of the utility patent and the experience of the management team. The Company has also compared the value of similarly situated competitors, such Ariens, Honda, and Toro, and believes that the valuation is correct to the best of their abilities. The enterprise value for Smart Snow Solutions LLC are as follows: Total Debt 0 Cash and Cash Equivalents 15k Enterprise Value 985k

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	10,000	107,000
StartEngine Fees (10% total fee)	$1,000	$10,700
Net Proceeds	$9,000	$96,300
Use of Net Proceeds:		
R&D & Production	$7,000	$70,000
Marketing	$400	$6,300
Working Capital	$1,600	$20,000
Total Use of Net Proceeds	$9,000	$96,300

We are seeking to raise in the amount of up to $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000 and an over allotment amount of $107,000 million. We have agreed to pay Start Engine Capital at each closing of the offering a fee consisting of a 10% commission based on the dollar amount received from US investors in the Offering for ACH and wire payments, 14% commission based on the dollar amount received from credit card payments, 12% commission based on the dollar amount received from International investors for

ACH and wire payments and 16% commission based on the dollar amount received from International credit card payments. Fee is paid in cash upon disbursement of funds from escrow at the time of each closing. Payment will be made to Start Engine directly from the escrow account maintain for the Offering. Smart Snow Solutions LLC acknowledges that pursuant to Regulations Crowdfunding, Start Engine is responsible for providing instructions to the escrow agent for distribution of funds held pending completion or termination of the Offering. If we manage to raise our amount of $1.07 million we believe the amount will last us 12 months and plan to use the net proceeds of approximately $950,000 over the course of that time are as follows:

Hardware / Software Engineer hire: $50k

3D Printing Prototype Build: $550k

Materials for Prototype Build: $100k

Working Capital: $250k

Specifically, we intend to build a prototype to product, then deployment, invest in digital and social media marketing, make improvements to our website, and explore highly target direct response television.

With a minimum raise of 10,000 the company will use the funds for current expenses and to meet the expenses of additional fundraising through debt issuance, equity or other methods available to the company, including fees associated with debt funding secured by real property in the company's possession.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the needs of the Company.

Irregular Use of Proceeds

Smart Snow Solutions LLC might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

The company Smart Snow Solutions LLC has no disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company Smart Snow Solutions LLC has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.snowsolution.net in the section labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Smart Snow Solutions LLC

[See attached]

I, Gregory Campbell, the President of Smart Snow Solutions LLC, hereby certify that the financial statements of Smart Snow Solutions LLC and notes thereto from inception April 17, 2017 through December 31, 2017 and included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information.

Smart Snow Solutions LLC has not yet filed its federal tax return for the year 2017.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 09/06/2018.

Greg Campbell (Signature)
President (Title)
9/6/2018 (Date)

SMART SNOW SOLUTIONS LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017

Smart Snow Solutions LLC
Index to Financial Statements
(unaudited)

SMART SNOW SOLUTIONS LLC
BALANCE SHEETS
DECEMBER 31, 2017
(unaudited)

Assets		
Current Assets:		
Cash	$	-
Total Current Assets		-
Non-Current Assets		
Property, Plant & Equipment		-
Intangible Assets		-
Total Non-Current Assets		-
Total Assets	$	-
Liabilities and Equity		
Liabilities		
Current Liabilities		
Short-term borrowings		-
Total Current Liabilities	$	-
Non-Current Liabilities		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities	$	-
Stockholders' Equity		
Equity		
Owners' Investment		3,900
Retained Earnings		-
Net Income		(3,900)
Total Stockholders' Equity		-
Total Liabilities and Stockholders' Equity	$	-

SMART SNOW SOLUTIONS LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
Start Up Costs		3,900
Total Operating Expenses		3,900
Net Income	$	(3,900)

SMART SNOW SOLUTIONS LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	(3,900)
Net Cash Used in Operating Activities		(3,900)
Cash Flows From Financing Activities		
Contribution		3,900
Net Cash Received From Financing Activities		3,900
Increase in Cash and Cash Equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

Smart Snow Solutions LLC was formed on April 17, 2017 ("Inception") in the State of FL. The financial statements of Smart Snow Solutions LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miramar, Florida.

Smart Snow Solutions LLC

We are a manufacturer of a remote control snow remover called Snowmax. The Company will be designing and deploying Snowmax. You will have access to Snowmax through many different electronic devices such as a laptop computer, desktop computer, IPAD, or smartphone. Snowmax has a camera with 360 degrees of movement. Cloud computing allows Snowmax to be accessed from anywhere. Snowmax will eliminate the need to shovel snow.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of snow removal machines for whosale prices to retailers for resell when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company does not currently have any debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

Member's Name	Ownership Units
Gregory Campbell	5,100,000
Gregory Campbell II	4,900,000

NOTE 6 – RELATED PARTY TRANSACTIONS

The Smart Snow Solutions LLC has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through September 6, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine | What's New | Discover Investments | Edit My Campaign | Launch an ICO NEW | Blake A.

Smart Snow Solutions LLC is pending **StartEngine Approval.**



PLAY VIDEO
0
Investors
$0.00
Smart Snow Solutions LLC
Manfacture a cloud control snow remover.
Smart Snow Solutions

Overview | Team | Terms | Updates | Comments | Share







© Smart Snow Solutions



The Days of Shoveling Snow Are Over

Invest in Smart Snow Solutions

I am an inventor and I enjoy being creative. I feel good when I can help other people. I've tried other things to make life more comfortable for people such as importing medical wraps. I have continued my search to help make life more comfortable for people and I invented the cloud control snow remover machine called the **Snowmax**.

Smart Snow Solutions was started because I wanted to help an elderly woman I saw on a news report. She was snowed in for three days and almost ran out of food because of a snow storm. Her nephew said he would come over to remove the snow but he never showed up. Concerned for the elderly woman, I started to formulate ideas on how the cloud control snow remover machine would work, operate and stay safe from the elements. I also thought of how this elderly woman could operate this machine in the comfort of her own home. Well, after many different designs, I decided on a power brushing snow remover machine with an electrical motor camera, 360 degrees of movement, a beeping sound that turns on or off when **snowmax** is in use, LED lights, and an optional V-shaped snow shield for heavy snow. After much research, I found there was no Cloud-Control Snow Remover machine on the market. I invented the Cloud-Control Snow Remover machine and a patent was granted.

The Cloud-Control Snow Remover will be able to be operated in the comfort of your own home using a smart phone, laptop computer, desktop computer, iPad or any electronic device that uses cloud computing through a downloaded app.

Because it is a patented product, we believe we have eliminated some of the competition. I have a patent the number is **#8402679.** After extensive research, there are several companies that can build the prototype. **Gregory Campbell (owner of the patent #8402679) intends to license the patent to Smart Snow Solutions LLC.**

No more shoveling snow! Just open the app with your smart phone or electronic device of your choice and let Snowmax do the work.

Gregory Campbell
President, Smart Snow Solutions LLC

Investment

$0.10 per Class C Unit | When you invest you are betting the company's future value will exceed $1.1M.

Perks*

Invest $500+ - Receive $100 discount on your purchase of one Snowmax
Invest $1,000+ - Receive $200 discount on your purchase of one Snowmax
Invest $2,500+ - Receive $300 discount on your purchase of one Snowmax

*All perks occur after the offering is completed.


This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Who Are We?

Smart Snow Solutions is a manufacturing and marketing company dedicated to providing an excellent product that is cost effective to all industries and residential users. The remote control snow remover **(Snowmax)** is a patent protected product with, to our knowledge, no comparable existing technology. Users of the snow removal machine are commercial industries and residential users that demand a more convenient way to remove snow to replace shoveling snow in freezing temperatures. The snow removal machine will accomplish this task while you're in the comfort of your home, office or even an airplane, and you never have to go out into the freezing weather elements. We believe snow removal throughout the United States represents dangerous health hazards such as back sprains, slips and falls, heart attacks, frost bite and the potential to miss work or be hospitalized. **Snowmax** will eliminate the need to shovel snow. **Our goal is to penetrate the market with a totally new product far superior, durable and longer lasting and more convenient to use than anything comparable in the market place.**



Our Patent and Development Stage

Smart Snow Solutions primary success is the award of a patent to Gregory Campbell (owner of the Company) which he intends to license to Smart Snow Solutions LLC. The importance of having title to this patent gives the patent holder the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America. The next logical step is equity crowdfunding to build the prototype and bring **Snowmax** to the market.

The product Snowmax is in the idea stage as we have 3D drawings and are working to build the prototype based on the utility patent awarded to Gregory Campbell. The Snowmax will be a cloud control snow remover with a software application accessible by iOS, Android and Website Desktop.

The Company has not yet begun production, operations or development of the software



The United States of America

The Director of the United States Patent and Trademark Office

Has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.

Therefore, this

United States Patent

Grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America, and if the invention is a process, of the right to exclude others from using, offering for sale or selling throughout the United States of America, or importing into the United States of America, products made by that process, for the term set forth in 35 U.S.C. 154(a)(2) or (c)(1), subject to the payment of maintenance fees as provided by 35 U.S.C. 41(b). See the Maintenance Fee Notice on the inside of the cover.

Our Successes

- Utility Patent issued March 26, 2013 number 8402679 to Gregory Campbell
- 14 hours of professional development coursework in 2017 by Gregory Campbell
- Completion of 3D printing for prototyping and production
- Completion of build of materials November 17 2017

This certificate is presented to

GREGORY CAMPBELL

for completion of

3D Printing for Prototyping and Production

AND 14 HOURS OF PROFESSIONAL DEVELOPMENT COURSEWORK, OCT. 31 - NOV. 14, 2017

3DPRINT.COM

CARMEN SCHEIDEL, COURSE ADVISOR

The SnowMax

The Snowmax will save you time and the hard physical work that comes along with shoveling snow. Just choose the electronic device of your choice to control the Snowmax: smartphone, iPad, notebook, desktop or laptop computer. We plan to create a platform on which you will be able to open the app to control snowmax through cloud computing which will give you the option of being at many different locations while you operate your Snowmax. It will have a camera with 360 degrees of movement, a beeping sound while in operation that can be turned on or off, LED lights, and a V shape snow shield for days when you have heavy snow. **No more waking up two hours earlier before you go to work to shovel snow in the freezing temperatures. No**

more slip and falls, back pain, or even worst, heart attacks. With snowmax you will be able to remove the snow from your walkway or drive way while having a cup of coffee in the comfort of your warm home.



ITEM NO.	PART NUMBER	QTY.
1	body	1
2	camera	1
3	trim	4
4	tire	4
5	cover	1
6	exit cover	2
7	brush	2
8	wifi	1
9	front shell	1
10	engine	1
11	battery	1
12	blower motor	1
13	brush motor	1
14	controller	1
15	charging connector	1

Note: Other 3 wheels are hidden.

What Makes Your Products Different

We believe conventional snow remover machines have gasoline engines and are very hard to start. You have to walk behind the snow remover machine and go out into the freezing weather temperatures to remove the snow from your walkway or driveway. **Snowmax** will offer convenience and an electrical engine that is easy to start. You will be able to operate **Snowmax** in the convenience of your home or any warm place through an app with a electronic device of your choice and never have to go out into the freezing temperatures to do so.






We are selling the convenience of snow removal by using an app with the access of a electronic device of your choosing example: smart phone, notepad, iPad, desktop computer, or laptop computer.

3D view of snowmax


snow blower
battery
wheel engine also power front wheels and take care of steering
wheel engine
charging connector
brush driving engine

Why We Are Unique

We are planning to build:

- An app that is access with a electronic device
- Smart phone, iPad, Notebook, Desktop, Laptop computer
- Electrical engine easy start, LED lights,snow-brush
- Beeping sound when in use
- V- shaped snow shield for heavy snow
- 360 degree camera, rechargeable battery
- Snow-brush exit cover

Your Market and Industry

Snow and Ice Market Composition

Buyer Segment Demand

Four types of buyers comprise the snow and ice industry including: **residential,** mainly single-family housing; **retail,** primarily small businesses; **industrial,**typically commercial offices and facilities; and **other,**including hospitals, universities, airports, sports arenas, etc.
Residential makes up **34%** of the snow and ice industry, an estimated **$7.6B**

Retail is just over 1/4 (27%) of the market, **$6B**
Industrial represents another 1/4 of the market, **$5.8B -** and given the larger footprint of industrial clients, is typically served by regional or national operators
Other such as hospitals, airports, etc. make up the remaining **17% - $3.3B**

Geographic Demand

Across U. S. regions, the largest in terms of estimated snow and ice revenue is the **Northeast**, representing **27%** of the industry - despite representing just 11% of America's population. The Northeast also contains the state purchasing the most snow and ice services, New York that represents 13% of the entire U.S. snow and ice market. Other NE states spending the most on snow and ice services include Massachusetts (#8 among the 50 states) and Connecticut (#9).

America's second-largest snow and ice region is the **Great Lakes,** comprising **25%** of the market. It includes the 2nd, 3rd and 10th largest states purchasing snow and ice services - Illinois, Michigan and Ohio, respectively.

The 3rd-largest region based on estimated snow and ice revenue is the **Mid-Atlantic,** representing **15%** of the marketplace. It hosts the 5th and 6th largest states for snow and ice purchasing - Pennsylvania and New Jersey.

Snow and Ice Industry Providers

There are an estimated **110,400** snowplow service operators in the U.S. The snow and ice industry is very **fragmented,** as the 50 largest operators when combined control just 1/12 of the industry's total revenue. In fact, nearly 80% of industry operators (88,000 of them) are sole proprietors, while the remaining 20% (22,400) are larger operators with employees.

Snow and Ice operators are typically **highly experience** 2/3 of operators have been in the Snow and Ice business for 10+ winters. Just 13% are relatively new entrants, working 1 - 3 winters.
Source: *WolfWorks Consulting & Singer Communications*

Invest in Smart Snow Solutions

March 26, 2013
United States Patent - Gregory Campbell -
Utility Patent awarded to Gregory Campbell for Remote Control Snow Remover.

April 17, 2017
Smart Snow Solutions LLC Company Logo
Manufacture Remote Control Snow Remover

November 14, 2017
Certificate of Completion 3D Printing for Prototyping and Production
14 hours of professional development coursework

November 17, 2017
Finished Diagram for Build of Materials
Diagram of the build of materials for snowmax the remote control snow remover.

Meet Our Team








Gregory Campbell II

Founder, CEO, Director and Corporate Communication Officer and Manager

Customer Service for Walmart Stores from 2014 to present working part time at 32 hours bi-weekly (primary position). Founder of Smart Snow Solutions, currently working for the company 15 hours a week. Started working with Smart Snow Solutions on April 17, 2017 my plans are to work 40 hours full time for Smart Snow Solutions upon funding.

Gregory Campbell

Founder, President and Director

Mercedes Benz of Miami Master Certified salesperson 2003 to present (primary position). Founder of Smart Snow Solutions,Started working with Smart Snow Solutions on April 17, 2017 currently working for the company for 20 hours a week. Plans to work 40 hours full time for Smart Snow Solutions upon funding.





Offering Summary

Maximum 1,070,000 shares of Class C Units ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 100,000 shares of Class C Units ($10,000)

Company	Smart Snow Solutions LLC
Corporate Address	2190 S W 195 Avenue
Description of Business	Smart Snow Solutions LLC intends to be a manufacturer using 3D printing to produce the remote control snow remover. The company will be designing and deploying our product called the Snowmax. The company was formed in April 2017 in Florida and Gregory Campbell, owner of the company, has received a Utility Patent (ID# 8402679) which he intends to licence to the company. Our plans are to sell to the Snowbelt in the United States and eventually take our product global. The product Snowmax is in the idea stage as we have 3D drawings and are working to build the prototype based on the utility patent awarded to Gregory Campbell. The Snowmax will be a cloud control snow remover with a software application accessible by iOS, Android and Website Desktop. The Snowmax will remove snow and you will never need to go out into the freezing temperatures to clean your walkway or driveway. The convenience of removing snow from the comfort of your home is our unique differentiator.
Type of Security Offered	Class C Units
Purchase Price of Security Offered	$ 0.10
Minimum Investment Amount (per investor)	$250.00

Perks*

Invest $500+ - Receive $100 discount on your purchase of one Snowmax

Invest $1,000+ - Receive $200 discount on your purchase of one Snowmax

Invest $2,500+ - Receive $300 discount on your purchase of one Snowmax

"*All perks occur after the offering is completed."

The 10% Bonus for StartEngine Shareholders

Smart Snow Solutions, LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 2500 shares of Class C Units at $.10 / share, you will receive 250 Class C Units bonus shares, meaning you'll own 2750 shares for $250.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Smart Snow Solutions LLC might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Smart Snow Solutions LLC to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

?

VIDEO TRANSCRIPT (Exhibit D)

No Video.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

This is the operating agreement:
SMART SNOW SLOUTIONS LLC
OPERATING AGREEMENT
THIS OPERATING AGREEMENT (this "Agreement") is dated as of September 4, 2018 by and among the Unitholders identified from time to time on the signature pages to this Agreement with respect to the operation of Smart Snow Solutions LLC, the State of Florida LLC (the "Company").

The parties hereby agree as follows:

□ ARTICLE 1

DEFINITIONS

1.1 Definitions. The following terms used in this Agreement will have the following meanings (unless otherwise expressly provided in this Agreement):

(a) "Accounting Period" will mean (1) a Fiscal Year if there are no changes in the Unitholders' respective interests in Company income, gain, loss or deductions during such Fiscal Year except on the first day thereof; or (2) a period beginning on any other day during a Fiscal Year upon which occurs a change in such respective interests, and ending on the earlier of (A) the last day of a Fiscal Year; and (B) the day before any subsequent change in such respective interests will occur.

(b) "Additional Unitholder" or "Unitholder" will mean any Person who is admitted to the Company as an Additional Unitholder pursuant to Article 8 of this Agreement.

(c) "Adjusted Asset Value" with respect to any asset will be the asset's adjusted basis for income tax purposes, except as follows:

(1) The initial Adjusted Asset Value of any asset contributed by a Unitholder to the Company will be the gross fair market value of such asset at the time of contribution, as determined by the contributing Unitholder and the Company.

(2) The Adjusted Asset Values of all Company assets will be adjusted to equal their respective fair market values, as determined by decision of the Board of Directors, and the resulting unrecognized profit or loss allocated to the Capital Accounts of the Unitholders pursuant to Article 5, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Unitholder in exchange for more than a de minimis capital contribution; (ii) the distribution by the Company to a Unitholder of more than a de

minimis amount of Company assets, unless all Unitholders receive simultaneous distributions of either undivided interests in the distributed property or identical Company assets in proportion to their interests in Company distributions as provided in Section 6.3; (iii) the termination of the Company for income tax purposes pursuant to Irish laws; and (iv) the termination of the Company either by expiration of the Company's term or the occurrence of a Dissolution Event (as defined in Section 9.1 below).

1

(d) "Adjusted Capital Account" will mean, with respect to any Unitholder, the Unitholder's Capital Account as adjusted by the items described in Treasury Regulations.

(e) "Board of Directors" will have the meaning set forth in Section 3 below.

(f) "Capital Account" will mean, with respect to a Unitholder as of a given date, the Capital Contribution to the Company by such Unitholder as adjusted up to the date in question pursuant to Article 5.

(g) "Capital Contribution" will mean any contribution to the capital of the
Company in cash or property by a Unitholder.

(h) "Certificate" will mean the Company's Certificate of Formation, as the same exists or may hereafter be amended.

(i) "Code" will mean the Internal Revenue Code of the State of Florida, USA
as it exists or may hereafter be amended by law.

(j) "Company" will refer to Smart Snow Solutions LLC, a Florida limited liability company (LLC).

(k) "Consent of the Unitholders" will mean the consent of a Majority in Votes of the Unitholders of the Company.

(l) "Distributable Cash" will mean all cash, receipts and funds received by the Company from Company operations, less the sum of the following (to the extent paid or set aside by the Company): (1) all cash expenditures incurred incident to the normal operation of the Company's business; and (2) such Reserves as the Company deems reasonably necessary to the proper operation of the Company's business.

(m) "Economic Risk of Loss" will have the meaning defined in the State of Florida, USA laws.

(n) "Entity" will mean any partnership, limited company, corporation,
joint venture, trust, or
other business association.

(o) "Fiscal Year" will mean the Company's fiscal year for the period between the date of this Agreement and December 31, except for the year 2014 when the Company is formed in the month of December, and for all years thereafter will commence on January 1 of each such year and end on December 31 of such year, except for the final fiscal year of the Company, which will begin on January 1 of such final fiscal year and end on the date of termination of the Company. References to fiscal quarters in this Agreement will refer to those three (3) month periods ending on each of March 31, June 30, September 30 and December 31 of each fiscal year (each, a "Fiscal Quarter").

(p) "Founding Unitholder" will mean the initial Unitholders (Chairman/CEO and Secretary) of the Company,
Could be the same person.

2

(q) "Interest" will mean, with respect to a Unitholder, the proportion that such Unitholder's Units bears to the aggregate outstanding Units of all Unitholders.

(r) "Majority in Interest" will mean 50% plus one VOTE of all outstanding, Votes represented by Units.

(s) "Director" will have the meaning set forth in Section 3 below.

(t) "Unitholder" or "Unitholder" will mean, as of a given time, each of the Initial Unitholders, Additional Unitholders and Substituted Unitholders which is a Unitholder of the Company at such time.

(u) "Net Profit" or "Net Loss" will be an amount computed for each Accounting Period as of the last day thereof that is equal to the Company's taxable income or loss for such Accounting Period, determined in accordance with the laws of the State of Florida will be included in taxable income or loss, with the following adjustments:

(1) Any income of the Company that is exempt from income

tax and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this paragraph will be added to such taxable income or loss;

(2) Any expenditures of the Company described in US law and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this paragraph will be subtracted from such taxable income or loss;

(3) Gain or loss resulting from any disposition of a Company asset with respect to which gain or loss is recognized for income tax purposes will be computed by reference to the Adjusted Asset Value of the asset disposed of rather than its adjusted income tax basis;

(4) The difference between the gross fair market value of all Company assets and their respective Adjusted Asset Values will be added to such taxable income or loss in the following circumstances: (i) the termination of the Company for income tax purposes pursuant to the Irish law; (ii) the termination of the Company either by expiration of the Company's term or the occurrence of an event of early termination; and (iii) the liquidation of the Company within the meaning of the Irish law; and

(5) Items that are specially allocated pursuant to Sections 6.1(c) through 6.1(e) of this Agreement will not be taken into account in computing Net Profit or Net Loss.

(v) "Person" will mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so permits.

(w) "Regulatory Allocations" will mean the allocations pursuant to Sections
6.1(c), (d) and(e) of this Agreement.

3

(x) "Reserves" will mean, with respect to any Fiscal Year, funds set aside or amounts allocated during such Fiscal Year to reserves that will be maintained in amounts deemed sufficient by the Company for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

(y) "Schedule of Unitholders" will mean the Schedule, to be maintained by the Secretary of the Company, including the name and address of each Unitholder and setting forth information regarding the number of Units owned, Capital Account, Capital

Commitment, Interest of each Unitholder, as such Schedule may be amended in accordance with this Agreement.

(z) "Substitute Unitholder" will mean any Person who is admitted to the Company as a Substitute Unitholder pursuant to Article 8 of this Agreement.

(aa) "Treasury Regulations" will mean the Income Tax Regulations, including any temporary regulations, promulgated under the Code, as the same exists or may be amended.

(bb) "Units" or "Units" will mean the Units of capital issued by the Company to its Unitholders, which represent the Unitholders' Interests. The Company is authorized to issue unlimited number of Voting Units. There are 5,100,000 voting units with ten votes per share issued to Gregory Campbell, the founder of the Company to protect his voting interest in case his shareholding percent goes below 51%. These units have the same economical value as all other voting units with 1 vote per share.

(cc) The authorized number of Units may be increased only by decision of a Majority votes (50% plus 1 Share) represented by Units. As provided in Section 3.3 below, the Board of Directors will have the authority to issue and sell additional Units at the fair market value per Share as is established by the Board of Directors. In connection with the issuance, transfer or cancellation of Units, the Schedule of Unitholders will be updated in accordance with Section 5. 2 and Section 8.2 below.

ARTICLE 2

FORMATION OF THE COMPANY

2.1 Formation. On April 17, 2017 the Company was formed in the State of
Florida as LLC.

2.2 Principal Place Of Business. The principal place of business of the Company will be the State of Florida and any affiliated marketplaces that have the right to do business with such. The Company may locate its places of business and registered office at any other place or places as designated by decision of the Board of Directors.

Registered Agent And Office. The name of the registered agent for service of process of the Company is Corporate Creations, Florida.

2.3 Term. The term of the Company will be as set forth in the Certificate, unless the Company is earlier dissolved in accordance with the provisions of this Agreement and/or the laws of the State of Florida, USA.

2.4 Company Purposes. The purposes of the Company are to engage in any lawful act or activity for which a limited company may be organized under the laws of the State of Florida, USA. The Company will have the power to make and perform all contracts and to engage in all actions and transactions necessary or advisable to carry out the purposes of the Company, and all other powers available to limited liability companies under the laws of the State of Florida.

ARTICLE 3

MANAGEMENT OF THE COMPANY

3.1 General Powers. The property, officers and business of the Company will be managed under the direction of the Board of Directors, and except as otherwise expressly provided by law, the Certificate or this Agreement, all of the powers of the Company will be vested in such Board of Directors.

3.2 Designation of Directors.

(a) Number. The number of Directors (each, "Director", and collectively, the "Directors") constituting the Board of Directors (the "Board of Directors") will be Gregory Campbell II, The Chairman of the Board of Directors who is the main unitholder of the Company and the owner majority of the voting units and Gregory Campbell, who is President (2 Directors). Director will hold office until his or her successor will have been elected and qualified, or until his or her death, or until he will have resigned.

(b) Removal and Resignation of Director; Vacancy. Director may be removed, with or without cause, by the Consent of the Unitholders based on the majority of voting Units. Each Director may resign at any time by giving written notice of his or her resignation to the Company. Any such resignation will take effect at the time specified therein or, if the time when it will become effective will not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation will not be necessary to make it effective. Except as may otherwise be required by law and subject to the terms of this Agreement, any vacancy in the Board of Directors, whether arising from death, resignation, removal or any other cause, and any newly created Directorships resulting from any increase in the authorized number of Directors of the Company, will be filled pursuant to the provisions of Section 3.2 (a) above. Each Director so elected will hold office until his or her successor will have been elected and qualified.

3.3 Issuance of Units. The Board of Directors will have the authority to issue and sell additional Units (and to admit new Unitholders in accordance with Section 8.2 below) as it may determine, up to the number of authorized Units as is set forth in Section 1.1(cc) above (as

5

such authorized number may be amended by the Unitholders possessing the majority of votes in accordance with the terms of this Agreement). The Board of Directors will determine the fair market value of Units that may be issued and sold and the Schedule of Unitholders will be updated in accordance with Section 5. 2 and Section 8.2 below.

3.4 Quorum and Manner of Action. A majority of the votes held by Directors will constitute a quorum for the transaction of business at any meeting of the Board of Directors. The Director with more votes will have proportionate power of votes at the Board level. Except as otherwise expressly required by law, the Certificate or this Agreement, the act of a majority of Directors present at a meeting at which a quorum is present will be the act of the Board of Directors. Less than a quorum may adjourn any meeting. No Board meeting could be held without the owner of the majority of the votes of the Company. Notice of the time and place of any such adjourned meeting will be given to all the Directors unless such time and place were announced at the meeting at which the adjournment was taken, in which case such notice will only be given to the Directors who were not present thereat. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally called. The Directors will act only as a Board and the individual Directors will have no power as such.

3.5 Meetings of Directors. An annual meeting of the Board of Directors will be held as soon as practicable after the adjournment of the annual meeting of the Unitholders at such place as the Board of Directors may designate. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such other time or place as specified in this Section. Other meetings of the Board of Directors will be held at places and at times fixed by resolution of the Board of Directors, or upon call of the Chairman of the Board of Directors. Meetings may be held at any time without notice if all of the Directors are present. The notice of meetings of the

Board of Directors need not state the purpose of the meeting.

3.6 Organization. At each meeting of the Board of Directors, the Chairman of the Board, will act as chairman of the meeting and preside thereat.

3.7 Action by Consent. All actions required or permitted to be taken by the Board of Directors may be taken without a meeting if all Unitholders of the Board of Directors consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board of Directors.

3.8 Merger or Sale of Interests. In the event that the Unitholder decided to sell their Units, the Unitholder has to provide a copy of the receipt showing the transaction to the Company. The Board of Directors cannot stop any sale of Units of the Company.

3.9 Appointment of Officers. The Board of Directors may, but need not, appoint officers of the Company which may include, but will not be limited to: (a) chief executive officer; (b) president; (c) any number of executive vice presidents or vice presidents; (d) secretary; and (e) treasurer or chief financial officer. Gregory Campbell II will be Chief Executive Officer (CEO) and Gregory Campbell will be the President of the Company (President). A person may hold one or more of such offices. The Board of Directors may delegate their day- to-day management responsibilities to any such officers, and such officers will have the authority

6

to contract for, negotiate on behalf of and otherwise represent the interests of the Company as authorized by the Board of Directors in any job description created by the Board of Directors.

3.10 Conversion to Corporate Form.

(a) In the event that the Board of Directors determine that it would be advisable for the Company to convert or reorganize into the alternative corporate form of organization, the Board of Directors will, on behalf of the Company, formulate a plan of conversion or reorganization (the "Reorganization Plan") to effectuate such conversion. If the Board of Directors approves such Reorganization Plan, then subject to this Section 3.10 each Unitholder will take whatever reasonable action is required under such Reorganization Plan to effect the transactions contemplated therein. Except as otherwise provided in a duly approved Reorganization Plan, in such conversion:

(b) Each holder of Units will receive, with respect to such Units, unit of
the successor corporation having:

(i) a right to receive a fully-diluted percentage of unit sale proceeds, dividends and other distributions (including on liquidation), equivalent to the fully-diluted Unitholdership interest represented by such holder's Units immediately prior to the conversion;

(ii) relative voting rights equivalent to those of such Units,

(iii) the same restrictions on transfer as were applicable to such, Units prior to the conversion,

(iv) the same vesting, forfeiture and repurchase restrictions as were applicable to such Units prior to the conversion, and

(v) any other rights or restrictions as were applicable to such Units prior to the conversion.

ARTICLE 4

RIGHTS AND OBLIGATIONS OF UNITHOLDERS

4.1 Meetings. Meetings of the Unitholders may be held at such date and at such time as may be designated from time to time by decision of the Board of Directors.

4.2 Place Of Meetings. The Company may designate any place, either within or outside State of Florida, as the place of any meeting of the Unitholders. If no designation is made, the place of meeting will be the principal office of the Company.

4.3 Notice Of Meetings. Except as provided in Section 4.6, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called will be delivered not less than one (1) nor more than thirty (30) days before the date of the meeting, by the Chairman or Secretary, to each Unitholder entitled to vote at such meeting. Such

notice will be delivered as provided in Section 11.2. A waiver of notice in writing signed by the person entitled to such notice, whether before, at or after the meeting described therein, will be equivalent to the giving of such notice.

4.4 Meeting Of All Unitholders. If all of the Unitholders will meet at any time and place, either within or outside of the State of Florida and consent to the holding of a meeting at such time and place, such meeting will be valid without call or notice, and at such meeting lawful action may be taken.

4.5 Record Date. For the purpose of determining Unitholders entitled to notice of or to vote at any meeting of Unitholders or any adjournment thereof, or Unitholders entitled to receive payment of any distribution, or in order to make a determination of Unitholders for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, will be the record date for such determination of Unitholders. When a determination of Unitholders entitled to vote at any meeting of Unitholders has been made as provided in this Section 4.5, such determination will apply to any adjournment thereof.

4.6 Quorum. Unitholders holding a majority of all Interests, represented in person or by proxy, will constitute a quorum at any meeting of Unitholders. In the absence of a quorum at any such meeting, Unitholders holding a majority of the Interests so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each Unitholder of record entitled to vote at the meeting in accordance with Section 4.3. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The Unitholders present at a duly-organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Unitholders holding Interests whose absence would cause less than a quorum.

4.7 Manner Of Acting. If a quorum is present, the affirmative vote of Unitholders holding a majority of all Interests present or represented and entitled to vote on the subject matter will be the act of the Unitholders, unless the vote of a greater or lesser proportion or number is otherwise required by this Agreement.

4.8 Proxies. At all meetings of Unitholders, a Unitholder may vote in person or by proxy executed in writing by the Unitholder or by a duly-authorized attorney-in-fact. Such proxy will be filed with the Company before or at the time of the meeting. No proxy will be valid after twelve (12) months from the date of its execution, unless otherwise provided in the proxy.

4.9 Action By Unitholders Without A Meeting. No action can be taken by any Unitholder other than the sale of his or her units, unless presented to the Meeting of the Board of Directors or Unitholders with the quorum.

8

4.10 Limitation of Liability. Each Unitholder's liability will be limited as set forth in the laws of the State of Florida. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be the debts, obligations and liabilities solely of the Company, and the Unitholders of the Company will not be obligated personally for any of such debts, obligations or liabilities solely by reason of being a Unitholder of the Company.

4.11 Nature of Rights and Obligations. Except as otherwise expressly provided in this Agreement, nothing contained in this Agreement will be deemed to constitute a Unitholder an agent or legal representative of the other Unitholders. A Unitholder will not have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Unitholder or the Company.

ARTICLE 5

CAPITAL CONTRIBUTIONS, UNITS AND CAPITAL ACCOUNTS

5.1 Capital Accounts.

(a) An individual Capital Account will be maintained for each Unitholder. Each Unitholder's Capital Account will be increased by (1) the amount of money contributed by such Unitholder to the Company; (2) the fair market value of property contributed by such Unitholder to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to); and (3) the amount of Net Profit or other items of income or gain allocated to such Unitholder. Each Unitholder's Capital Account will be decreased by (1) the amount of money distributed to such Unitholder by the Company; (2) the fair market value of property distributed to such Unitholder by the Company (net of liabilities secured by such distributed property that such Unitholder is considered to assume or take subject to); and (3) the amount of Net Loss or other items of deduction or loss allocated to such Unitholder, all in compliance with the laws of the State of Florida.

(b) In the event of a permitted sale or exchange of all or part of a Unitholder's Interest, the Capital Account of the transferor will become the Capital Account of the transferee to the extent it relates to the transferred Interest.

(c) The manner in which Capital Accounts are to be maintained pursuant to this Section 5.2 is intended, and will be construed so as, to comply with the requirements of regulations of the Company (b) and the Treasury Regulations promulgated thereunder.

(d) Upon liquidation of the Company (or any Unitholder's Interest), liquidating distributions will be made in accordance with the positive Capital Account balances of the Unitholders, as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Liquidation proceeds will be paid within sixty (60) days of the end of the taxable year (or, if later, within ninety (90) days after the date of the liquidation).

9

(e) Notwithstanding the foregoing, with respect to any Share intended to constitute a "profits interest" (within the meaning of the Florida laws) issued on any particular date (each such date, a "Profits Interest Issue Date"), the holder of such Share will be entitled to distributions or proceeds in excess of the amount originally paid for such Share only if the aggregate amount distributed pursuant to this Agreement with respect to all Units outstanding on such Profits Interest Issue Date (other than the profits interests issued on such Profits Interest Issue Date) has been at least equal to the fair market value of the Company immediately prior to such Profits Interest Issue Date. For the avoidance of doubt, the preceding sentence will be interpreted so as to cause any Share intended to be treated as a profits interest (within the meaning of the Irish law) to be so treated (except to the extent a holder paid for such Share) and will be applied, and may be amended, by the Board of Directors as necessary to achieve such treatment. For purposes of applying this paragraph, the fair market value of the Company as to each Share intended to be a profits interest will be as set forth on the Schedule of Unitholders.

5.2 Capital Contributions of the Unitholders. No Unitholder will be obligated to contribute capital to the Company in an amount in excess of such Unitholder's personal investment.

5.3 Withdrawal Or Reduction Of Unitholders; Contributions

To Capital.

(a) A Unitholder will not receive out of the Company's property any part of its Capital Contributions until all liabilities of the Company, except liabilities to Unitholders on account of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them.

(b) A Unitholder will not be entitled to demand or receive from the Company the liquidation of its interest until the Company is dissolved in accordance with the provisions of this Agreement or other applicable provisions of the laws of the State of Florida.

5.4 Units. Each Unitholder's interest in the Company will be represented by Units of
Unitholdership interest each having identical rights and privileges, except Class A units will have
10 times more votes than Class B units. Economical value of the Units of both Class A and B are the same. Additionally, the Company represented by the Board of Directors may issue Unit Options based on a price determined by the Board of Directors at the time of issue. The new Class C units are authorized by the Board as of September 4, 2018, limited to 1,070,000 non-voting units to be sold to the Reg. CF (crowd funding) effort being undertaken by the Company.

ARTICLE 6

ALLOCATIONS AND INCOME TAX

6.1 Allocations Of Profits And Losses.

(a) The Net Profit or Net Loss of the Company for each Accounting Period will be allocated among the Unitholders as specified by the Board of Directors and will be called "Dividend", which is paid after all expenses are paid by the company and the Profit is distributed on pro-rate basis of the ownership interest of Class A and B voting units being equal economically.

6.2 Distributions. All distributions of cash or other property will be made to the Unitholders pro rata in proportion to their respective Interests on the record date of such distribution. Except as provided in Section 6.4, all distributions of Distributable Cash and property will be made at such time as determined by the Company. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Unitholders from the Company will be treated as amounts distributed to the relevant Unitholder or Unitholders pursuant to this Section 6.3.

6.3 Limitation Upon Distributions.

(a) No distribution will be declared and paid to a Unitholder to the extent that, at the time of and after giving effect to the distribution, all liabilities of the Company, other than liabilities to Unitholders on account of their Interests and liabilities for which the recourse of creditors is limited to specific property of the Company, exceed the fair value of the assets of the Company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited will be included in the assets of the Company only to the extent that the fair value of the property exceeds that liability.

(b) The Company will comply with withholding requirements under the law of State of Florida and will remit amounts withheld to, and file required forms with, the applicable jurisdictions. To the extent the Company is required to withhold and pay over any amounts to any authority with respect to distributions or allocations to any Unitholder, the amount withheld will be treated as a distribution in the amount of the withholding to that Unitholder. If the amount of withholding tax paid by the Company was not withheld from actual distributions, the Company may, at its option, (i) require the Unitholder to promptly reimburse the Company for such withholding or (ii) reduce any subsequent distributions by the amount of such withholding. Each Unitholder agrees to furnish the Company with any representations and forms as will reasonably be requested by the Company to assist it in minimizing or eliminating and in determining the extent of, and in fulfilling, its withholding obligations.

6.4 Interest On And Return Of Capital Contributions. No Unitholder will be entitled to interest on its Capital Contribution or to return of its Capital Contribution, except as otherwise specifically provided for in this Agreement.

ARTICLE 7

RECORDS AND REPORTS

7.1 Records And Reports. The Company will maintain records and accounts of all operations and expenditures of the Company for a period of five (5) years from the end of the Fiscal Year during which the last entry was made on such record, the first two (2) years in the principal office of the Company. At a minimum, the Company will keep the following records:

Unitholder;

(a) A current list of the full name and last known business address of each

(b) A copy of the Certificate, together with executed copies of any written powers of attorney pursuant to which this Agreement and any certificate and all amendments thereto have been executed;

(c) Copies of the Company's tax returns and reports, if any, for the three (3) most recent years;

(d) Copies of this Agreement and all amendments thereto;

(e) True and full information regarding the status of the business and financial condition of the Company, including financial statements of the Company for the three (3) most recent years; and

(f) True and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Unitholder and which each Unitholder has agreed to contribute in the future, and the date on which each became a Unitholder.

7.2 Returns And Other Elections. The Company will cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, will be furnished to the Unitholders within a reasonable time after the end of the Company's Fiscal Year. All elections permitted to be made by the Company under the laws of the State of Florida will be made by the Company if approved by a decision of the Board of Directors.

7.3 Accounting Principles. The books and records of the Company will be determined in accordance with generally-accepted accounting principles consistently applied under the accrual method of accounting.

ARTICLE 8

TRANSFERABILITY; ADDITIONAL UNITHOLDERS AND SUBSTITUTE UNITHOLDERS

8.1 Restrictions On Transferability. No transfer of a Unitholder's Interest (including the transfer of any rights to receive or share in profits, losses, income or the return of contributions) will be effective unless and until written notice (including the name and address of the proposed purchaser, transferee, or assignee and the date of such transfer) has been provided to the Company.

8.2 Admission Of New Unitholders. From the date of the formation of the Company, by decision of the Board of Directors, any Person acceptable to such Unitholders may, on the terms and subject to the conditions of this Agreement: (a) become an Additional Unitholder by the sale of new Units for such consideration as the Board of Directors will determine as provided in Section 3.3 above or (b) become a substitute Unitholder as a transferee of all or part of a Unitholder's Interest. The Board of Directors may cause the Company to issue and sell up to the number of authorized Units as is set forth in Section 1.1(bb) above (as such authorized number may be amended from time to time by the Unitholders in accordance with the terms of this Agreement). The Board of Directors will determine the fair market value of Units that may be issued and sold and the Schedule of Unitholders will be updated in accordance with Section 5. 2 above and this Section 8.2.

8.3 Allocations To New Unitholders. No Additional Unitholder or Substitute Unitholder will be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Net Profit or Net Loss of the Company for each Accounting Period will be allocated among the Unitholders in proportion to their respective interests, with the Accounting Period being subject to adjustment pursuant to Section 1.1(a) upon the addition of an Additional Unitholder or Substitute Unitholder.

8.4 Permitted Transfers. The restrictions on transfers set forth above will not apply to (i) any transfer without consideration to a Unitholder's ancestors, descendants or spouse or to trusts for the benefit of such persons or the Unitholder, (ii) any transfer or transfers by a Unitholder to another Unitholder, or (iii) any pledge of a Unitholder's Interest made pursuant to a bona fide loan transaction that creates a mere security interest, provided that in the event of any transfer made pursuant to one of the exemptions provided above, (A) the Unitholder will inform the Company of such pledge, transfer or gift prior to effecting it and (B) the pledgee, transferee or donee will enter into a written agreement to be bound by and comply with all provisions of this Agreement, as if it were an original Unitholder hereunder. Such pledgee, transferee or donee will be treated as the Unitholder for purposes of this Agreement.

8.5 Summary: The sale of Units is permitted without obtaining the permission from the Company with appropriate notice to the Company of the name of the new owner of such units.

ARTICLE 9

DISSOLUTION

9.1 Dissolution Events. The Company will be dissolved upon the occurrence of any of the following events (each, a "Dissolution Event"):

(a) the period fixed for the duration of the Company will expire; no such period is set, but could be set at a later date;

(b) the written agreement of majority of the votes of the Company - 50 percent plus one share;

Florida;

(c) the entry of a decree of judicial dissolution under the laws of the State of

(d) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Dissolution Event, if the business of the Company is continued by decision of the Board of Directors within ninety (90) days following the occurrence of any such event (or, if later, within a reasonable time after the Company becomes aware of such event), then the Company will not be dissolved but will be continued.

9.2 Winding Up. The Company will cease to carry on its business, except insofar as may be necessary for the winding up of its business, upon the occurrence of a Dissolution Event, but its separate existence will continue until a Certificate of Dissolution has been filed or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

9.3 Liquidation. In settling accounts in dissolution, the liabilities of the Company will be entitled to payment in the following order:

(a) those to creditors, in the order of priority as provided by law, except those to Unitholders on account of their Capital Contributions; and

(b) those to Unitholders, with respect to their Capital Accounts in accordance with Section 5.2(d).

Except as provided by law, each Unitholder will look solely to the assets of the Company for the return of its Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Unitholder, such Unitholder will have no recourse against any other Unitholder.

9.4 Dissolution.

(a) When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Unitholders, a Certificate of Dissolution will be executed by appropriate official according to the laws of the State of Florida.

(b) Upon the acceptance of the Certificate of Dissolution, the existence of the Company will cease, except for the purpose of suits, other proceedings and appropriate action. The

Unitholders will manage the liquidation of the Company, unless a Majority in Interest/Votes of the Unitholders elects one or more liquidators to manage the liquidation of the Company.

ARTICLE 10

MERGER OR CONSOLIDATION

10.1 Merger Or Consolidation. The Company may, upon approval of the Board of Directors and the Majority of Votes Owner (50% plus one share), merge or consolidate pursuant to an agreement of merger or consolidation with or into one or more Entities.

10.2 Filing And Effect Of Agreement Or Certificate Of Merger. If the Company enters into an agreement of merger or consolidation, the surviving Entity will file an Agreement or Certificate of Merger, as applicable, with appropriate officer in the office required by the laws of the State of Florida. Unless a future date is provided for in such Agreement or Certificate of Merger, the effective date will be the date of filing. Such Agreement or Certificate of Merger will act as a certificate of dissolution for the Company if it is not the surviving or resulting Entity in the merger or consolidation.

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1 Tax Matters Unitholder. Gregory Campbell (President) is hereby appointed the Company's Tax Matters Unitholder who will have the right to sign all tax matters by giving thirty (30) days written notice to each Unitholder. The tax matters Unitholder will employ experienced tax counsel to represent the Company in connection with any audit or investigation of the Company and in connection with all subsequent administrative and judicial proceedings arising out of such audit. If the tax matters Unitholder is required by law or regulation to incur fees and expenses in connection with tax matters not affecting all the Unitholders, then the tax matters Unitholder may, in his sole discretion, seek reimbursement from those Unitholders on whose behalf such fees and expenses were incurred. The tax matters Unitholder will keep the Unitholders informed of all administrative and judicial proceedings, and will furnish to each Unitholder, if such Unitholder so requests in writing, a copy of each notice or other communication received by the tax matters Unitholder, except such notices or communications as are sent directly to such requesting Unitholder. The relationship of the tax matters Unitholder to the other Unitholders is that of a fiduciary, and the tax matters Unitholder has a fiduciary obligation to perform its duties as tax matters Unitholder in such manner as will serve the best interests of the Company and all of the Company's Unitholders.

11.2 Notices. Any notice, demand or communication required or permitted to be given by any provision of this Agreement will be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an executive officer of the party to whom the same is directed or, if sent by e-mail, overnight mail, registered or certified mail, postage and charges prepaid, addressed to the intended recipient's address as it appears in the Company's records. Except as otherwise provided in this Agreement and provided such notice will be addressed and sent as set forth above, any such notice by mail will be deemed to be given five (5) days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of the mail or, one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

11.3 Application Of the US Law. This Agreement, and the application of interpretation of this Agreement, will be governed exclusively by its terms and by the laws of the State of Florida, without regard to conflicts of laws principles.

11.4 Waiver Of Action For Partition. Each Unitholder irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company.

11.5 Amendments.

(a) Except as provided by the immediately following paragraph, this Agreement may be amended (or a term or provision waived) only by the Majority of the Votes of the Unitholders. The Company will update Schedule of Unitholders in accordance with Section
5. 2 and Section 8.2 above and any such updates to Schedule of Unitholders will not require an amendment pursuant to this Section 11.5(a).

(b) Notwithstanding the above, no amendment of this Agreement may change the amount of a Unitholder's Capital Account, modify the method of making Company allocations, modify the method of determining the Unitholdership Percentage of any Unitholder, modify any provision requiring the consent of all of the Unitholders to a specified action or this first sentence of this subparagraph (b), unless each Unitholder affected thereby has expressly consented in writing to such amendment.

11.6 Execution Of Additional Instruments. Each

Unitholder hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

11.7 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

11.8 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement will not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

11.9 Rights And Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any party will not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

11.10 Severability. If any provision of this Agreement or the application thereof to any person or circumstance will be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof will not be affected and will be enforceable to the fullest extent permitted by law.

11.11 Heirs, Successors And Assigns. Each and all of the covenants, terms, provisions and agreements in this Agreement contained will be binding upon and inure to the benefit of the parties to this Agreement and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

11.12 Creditors. None of the provisions of this Agreement will be for the benefit of or enforceable by any creditor of the Company.

11.13 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument.

11.14 K-1. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first set forth above.

CHAIRMAN/CEO:

Gregory Campbell II

18

FORM OF SMART SNOW SOLUTIONS COUNTERPART SIGNATURE PAGE
TO
OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned has executed this OPERATING AGREEMENT as of the date below, and it will be effective as of the date of acceptance by the Board of Directors or its designated officer.
Signature:

NAME:

September 4, 2018
Number of Units: Capital Commitment: $

ACCEPTED:

SMART SNOW SOLUTIONS LLC
State of Florida LLC

Gregory Campbell II
By:
Gregory Campbell II
Chairman and Chief Executive Officer

Date: September 4, 2018

Addendum

Unit Structure Explanation

Issued units and outstanding units are the same. We do not authorize new units in the Treasury and keep them there till such time when the new unitholder buys them. We issue them (upon authorization by the Board) to people who buy them on the spot.

Capitalization Table of Smart Snow Solutions LLC After Series A

Shareholder	Class	Number of Shares	Percent
Gregory Campbell	Class A	5,100,000	51%
Gregory Campbell II	Class A.	4,900,000	49%
		10,000,000	100%